SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Consolidated financial statements at

September 30, 2013 and 2012 with

report of independent registered
public accounting firm

Petróleo Brasileiro S.A. – Petrobras

Contents

Report of Independent Registered Public Accounting Firm		3
Consolidated Statement of Financial Position		4
Consolidated Statement of Income		5
Consolidated Statement of Comprehensive Income		6
Consolidated Statement of Changes in Shareholders’ Equity		7
Consolidated Statement of Cash Flows		8
Consolidated notes to the financial statements		9
1.	The Company and its operations	9
2.	Basis of preparation of interim financial information	9
3.	Basis of consolidation	10
4.	Summary of significant accounting policies	10
5.	Cash and cash equivalents	11
6.	Marketable securities	11
7.	Trade and other receivables	11
8.	Inventories	12
9.	Acquisitions, disposal of assets and legal mergers	13
10.	Investments	16
11.	Property, plant and equipment	17
12.	Intangible assets	18
13.	Exploration for and evaluation of oil and gas reserves	19
14.	Trade payables	20
15.	Finance debt	20
16.	Leases	24
17.	Related parties	24
18.	Provision for decommissioning costs	26
19.	Taxes	27
20.	Employee benefits (Post-Employment)	29
21.	Shareholders’ equity	31
22.	Sales revenues	31
23.	Other operating expenses, net	31
24.	Expenses by nature	32
25.	Net finance income (expense)	32
26.	Supplementary statement of cash flows information	33
27.	Segment Information	34
28.	Provisions for legal proceedings, contingent liabilities and contingent assets	38
29.	Guarantees for concession agreements for petroleum exploration	42
30.	Risk management and derivative instruments	42
31.	Fair value of financial assets and liabilities	51
32.	Subsequent events	52
33.	Information Related to Guaranteed Securities Issued by Subsidiaries	53

Report of Independent Registered Public Accounting Firm

Report of independent registered

public accounting firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of September 30, 2013, the related condensed consolidated statement of income, of cash flows and of comprehensive income for the three-month periods ended September 30, 2013 and September 30, 2012 and the condensed statement of changes in shareholders’ equity for the nine-month period ended September 30, 2013. This interim financial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of income, of comprehensive income, of cash flows (not presented herein) and of shareholders’ equity for the year then ended, and in our report dated February 4, 2013, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2012, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/ PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

October 25, 2013

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Financial Position

(In millions of US Dollars)

Assets	Note	09.30.2013	12.31.2012	Liabilities	Note	09.30.2013	12.31.2012

Current assets				Current liabilities
Cash and cash equivalents	5	17,646	13,520	Trade payables	14	11,621	12,124
Marketable securities	6	8,317	10,431	Current debt	15	8,139	7,479
Trade and other receivables, net	7.1	9,650	11,099	Finance lease obligations	16.1	18	18
Inventories	8	15,054	14,552	Taxes payable	19.1	4,965	6,128
Recoverable taxes	19.1	6,837	5,572	Dividends payable	21.2	−	3,011
Advances to suppliers		608	927	Employee compensation (payroll, profit sharing and related charges)		2,906	2,163
Non-current assets held for sale		1,947	142	Pension and medical benefits	20	747	788
Others		1,486	1,551	Non-current liabilities held for sale	9.3	457	−
				Others		2,522	2,359
		61,545	57,794			31,375	34,070
Non-current assets				Non-current liabilities
Long-term receivables				Non-current debt	15	104,258	88,484
Trade and other receivables, net	7.1	4,397	4,441	Finance lease obligations	16.1	82	86
Marketable securities	6	149	176	Deferred taxes	19.2	20,466	19,213
Judicial deposits	28.2	2,700	2,696	Pension and medical benefits	20	19,282	19,600
Deferred taxes	19.2	9,420	8,535	Provisions for legal proceedings	28	1,548	1,265
Other tax assets	19.1	5,404	5,223	Provision for decommissioning costs	18	8,272	9,441
Advances to suppliers		3,441	3,156	Others		966	772
Others		1,809	1,887
		27,320	26,114			154,874	138,861

				Shareholders' equity	21
Investments	10.1	6,774	6,106	Share capital		107,371	107,362
Property, plant and equipment	11	208,362	204,901	Additional paid in capital		361	349
Intangible assets	12	36,105	39,739	Profit reserves		76,396	67,236
		251,241	250,746	Accumulated other comprehensive income (loss)		(31,073)	(14,376)
				Attributable to the shareholders of Petrobras		153,055	160,571
				Non-controlling interests		802	1,152
				Total Equity		153,857	161,723

Total Assets		340,106	334,654	Total liabilities and shareholder's equity		340,106	334,654

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Income

(In millions of Dollars, except earnings per share)

	Note	Jan-Sep/2013	Jan-Sep/2012

Sales revenues	22	105,869	108,443
Cost of sales		(80,135)	(79,920)
Gross profit		25,734	28,523

Income (expenses)
Selling expenses		(3,634)	(3,776)
General and Administrative expenses		(3,713)	(3,768)
Exploration costs		(2,193)	(2,949)
Research and development expenses		(882)	(801)
Other taxes		(328)	(255)
Other operating expenses, net	23	(2,282)	(3,386)
		(13,032)	(14,935)

Net income before financial results, profit sharing and income taxes		12,702	13,588

Net finance income (expense)	25	(1,465)	(3,281)

Share of profit (loss) of equity-accounted investments		482	(45)

Net income before income taxes		11,719	10,262

Income taxes	19.3	(3,502)	(3,104)
Net income		8,217	7,158

Net income (loss) attributable to:
Shareholders of Petrobras		8,334	7,271
Non-controlling interests		(117)	(113)
		8,217	7,158

Basic and diluted earnings per weighted-average of common and preferred share in U.S. dollars	21.3	0.64	0.56

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Comprehensive Income

(In millions of US Dollars)

	Jan-Sep/2013	Jan-Sep/2012

Net income	8,217	7,158
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Deemed cost of associates	3	4
Cumulative translation adjustments	(13,907)	(13,694)
Actuarial gains / (losses) on defined benefit pension plans	(5)
Items that may be reclassified subsequently to profit or loss:
Unrealized gains / (losses) on available-for-sale securities
Recognized in shareholders' equity	6	422
Reclassified to profit or loss	(43)	2
Unrealized gains / (losses) on cash flow hedge
Recognized in shareholders' equity	(4,487)	−
Reclassified to profit or loss	160	6
Deferred income tax	1,489	(143)
	(16,784)	(13,403)
Total comprehensive income (loss)	(8,567)	(6,245)
Comprehensive income (loss) attributable to:
Shareholders of Petrobras	(8,355)	(6,008)
Non-controlling interests	(212)	(237)
Total comprehensive income (loss)	(8,567)	(6,245)

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Changes in Shareholders’ Equity

(In millions of US Dollars)

		Additional paid in capital		Accumulated other comprehensive income			Profit Reserves
	Share Capital	Incremental costs directly attributable to the issue of new shares	Change in interest in subsidiaries	Cumulative translation adjustment	Other comprehensive income	Actuarial gains (losses) on defined benefit pension plans	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
Balance at December 31, 2011	107,355	(279)	595	7,697	246	−	6,812	1,108	727	51,577	−	175,838	1,272	177,110
Impact of the amendment to IAS 19	−	−	−	−	−	(4,399)	−	−	−	−	(82)	(4,481)	−	(4,481)
Balance at January 1, 2012	107,355	(279)	595	7,697	246	(4,399)	6,812	1,108	727	51,577	(82)	171,357	1,272	172,629
Capital increase with reserves	7	−	−	−	−	−	−	−	(7)	−	−	−	−	−
Capital increase - issue of new shares	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Cumulative translation adjustments	−	−	−	(13,570)	−	−	−	−	−	−	598	(12,972)	(124)	(13,096)
Unrealized gains on available-for-sale securities and cash flow hedge, net of taxes	−	−	−	−	287	−	−	−	−	−	−	287	−	287
Realization of deemed cost	−	−	−	−	(4)	−	−	−	−	−	4	−	−	−
Actuarial gains (losses) on defined benefit pension plans, net of taxes	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Change in interest in subsidiaries	−	−	30	−	−	−	−	−	−	−	−	30	61	91
Net income	−	−	−	−	−	−	−	−	−	−	7,271	7,271	(113)	7,158
Distributions:
Allocation of net income	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	(1,466)	(1,466)	(17)	(1,483)
Balance at September 30, 2012	107,362	(279)	625	(5,873)	529	(4,399)	6,812	1,108	720	51,577	6,325	164,507	1,079	165,586
Balance at January 01, 2013	107,362	(279)	628	(6,732)	102	(7,748)	7,364	1,645	729	57,582	(82)	160,571	1,152	161,723
Capital increase with reserves	9	−	−	−	−	−	−	−	(9)	−	−	−	−	−
Change in interest in subsidiaries	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Cumulative translation adjustments	−	−	−	(13,812)	−	−	−	−	−	−	830	(12,982)	(95)	(13,077)
Unrealized (losses) on available-for-sale securities and cash flow hedge, net of taxes	−	−	−	−	(2,875)	−	−	−	−	−	−	(2,875)	−	(2,875)
Realization of deemed cost	−	−	−	−	(3)	−	−	−	−	−	3	−	−	−
Actuarial gains (losses) on defined benefit pension plans, net of taxes	−	−	−	−	−	(5)	−	−	−	−	−	(5)	−	(5)
Change in interest in subsidiaries	−	−	12	−	−	−	−	−	−	−	−	12	(143)	(131)
Net income	−	−	−	−	−	−	−	−	−	−	8,334	8,334	(117)	8,217
Distributions:
Allocation of net income	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	5	5
	107,371	(279)	640	(20,544)	(2,776)	(7,753)	7,364	1,645	720	57,582	9,085	153,055	802	153,857
Balance at September 30, 2013	107,371	361		(31,073)			76,396					153,055	802	153,857

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Cash Flows

(In millions of US Dollars)

	Jan-Sep/2013	Jan-Sep/2012

Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	8,334	7,271
Adjustments for:
Non-controlling interests	(117)	(113)
Share of (profit) loss of equity-accounted investments	(482)	45
Depreciation, depletion and amortization	9,892	8,241
Impairment	391	557
Exploration expenditures written off	1,341	2,118
Gains/(losses) on disposal of non-current assets	(827)	−
Foreign exchange variation, indexation and finance charges	2,009	4,011
Deferred income taxes, net	3,422	1,926
Pension and medical benefits (actuarial expense)	1,961	1,578
Increase/(Decrease) in assets
Trade and other receivables, net	300	(649)
Inventories	(2,216)	(1,913)
Other assets	(479)	(902)
Increase/(Decrease) in liabilities
Trade payables	343	1,827
Taxes payable	(3,022)	(1,282)
Pension and medical benefits	(537)	(483)
Other liabilities	1,242	(19)
Net cash provided by operating activities	21,555	22,213
Cash flows from Investing activities
Investments in exploration and production of oil and gas	(17,683)	(15,631)
Investments in refining, transportation and marketing	(9,408)	(9,514)
Investments in gas and power activities	(1,706)	(1,285)
Investments in international activities	(1,639)	(1,676)
Investments in distribution activities	(277)	(430)
Investments in biofuel activities	(51)	(19)
Other investments	(387)	(626)
Receipts from disposal of assets (disinvestment)	2,064	−
Investments in marketable securities	1,461	951
Dividends received	93	113
Net cash (used in) investing activities	(27,533)	(28,117)
Cash flows from Financing activities
Acquisition of Non-controlling interest	(98)	48
Financing and loans, net
Proceeds from long-term financing	33,907	18,857
Repayment of principal	(15,699)	(9,096)
Repayment of interest	(4,186)	(3,807)
Dividends paid	(2,655)	(3,272)
Net cash provided by financing activities	11,269	2,730
Effect of exchange rate changes on cash and cash equivalents	(1,165)	(1,017)
Net increase/ (decrease) in cash and cash equivalents in the period	4,126	(4,191)
Cash and cash equivalents at the beginning of the period	13,520	19,057
Cash and cash equivalents at the end of the period	17,646	14,866

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

1.              The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

This interim financial information presents the significant changes which occurred in the period, avoiding repetition of certain notes to the financial statements previously reported. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2012, which include the full set of notes.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 - The effects of changes in foreign exchange rates. All assets and liabilities are translated into U.S. dollars at the closing rate at the date of the financial statements; income and expenses, as well as the cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

The cumulative translation adjustments were set to nil at January 1, 2009 (the date of transition to IFRS).

The consolidated interim financial information was approved and authorized for issue by the Company’s Board of Directors in a meeting held on October 25, 2013.

2.1.       Accounting estimates

The preparation of the interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions.  These estimates include: oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions and income taxes. Notwithstanding Management uses assumptions and judgments that are reviewed periodically, the actual results could differ from these estimates.

2.2.       New and amended standards adopted by the Company

New and amended standards issued by the IASB were effective for annual periods beginning on or after January 1, 2013 and were adopted by the Company as set out in note 4.17 (New standards and interpretations) of our consolidated financial statements for the year ended December 31, 2012.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The amended version of IAS 19 – Employee benefits eliminated the option to defer actuarial gains and losses (corridor approach) and requires net interest to be calculated by applying the discount rate used for measuring the obligation to the net benefit asset or liability.

The impact of the adoption of the amended standard on the consolidated financial statements for the year ended December 31, 2012 is an increase in net actuarial liability of US$10,325 (US$6,118 at January 1, 2012), an increase in deferred tax assets of US$3,009 (US$1,637 at January 1, 2012) and a decrease of US$7,316 in the shareholders´ equity (US$4,481 at January 1, 2012), as set out below:

a)             Statement of financial position

	12.31.2012			01.01.2012
	As presented (*)	Impact of IAS 19 amendment	Restated	As presented (*)	Impact of IAS 19 amendment	Restated
Assets
Current Assets	57,794		57,794	64,592		64,592
Long-term Receivables	23,105	3,009	26,114	22,462	1,637	24,099
Investments	6,106		6,106	6,530		6,530
Property, Plant and Equipment	204,901		204,901	182,918		182,918
Intangible Assets	39,739		39,739	43,412		43,412
	331,645	3,009	334,654	319,914	1,637	321,551
Liabilities
Current Liabilities	34,070		34,070	36,364		36,364
Non-current Liabilities	128,536	10,325	138,861	106,440	6,118	112,558
Shareholders' equity attributable to the Shareholders of Petrobras	167,887	(7,316)	160,571	175,838	(4,481)	171,357
Non-controlling Interests	1,152		1,152	1,272		1,272
	331,645	3,009	334,654	319,914	1,637	321,551

(*) As presented for the period ended December 31, 2012.

The adoption of the remaining new and amended standards had no material impact on the financial statements of the Company.

3.            Basis of consolidation

The consolidated interim financial information includes the quarterly information of Petrobras, its subsidiaries and special purpose entities.

There were no significant changes in the consolidated entities in the nine-month period ended September 30, 2013.

The main acquisitions, disposal of assets and legal mergers are presented in note 9.

4.            Summary of significant accounting policies

The same accounting policies and methods of computation were followed in this consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2012, except for the adoption of new standards and revisions, as described in note 2.2.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

5.            Cash and cash equivalents

	09.30.2013	12.31.2012
Cash at bank and in hand	1,016	990
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	6,292	8,329
Other investment funds	219	208
	6,511	8,537
- Abroad	10,119	3,993
Total short-term financial investments	16,630	12,530
Total cash and cash equivalents	17,646	13,520

6.            Marketable securities

	09.30.2013	12.31.2012
Trading securities	8,309	10,222
Available-for-sale securities	19	239
Held-to-maturity securities	138	146
	8,466	10,607
Current	8,317	10,431
Non-current	149	176

Trading and available-for-sale securities refer mainly to investments in government Treasury notes that have maturities of more than 90 days. The current asset classification reflects the expectation of their realization in the short term.

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	09.30.2013	12.31.2012
Trade receivables
Third parties	9,424	10,785
Related parties (Note 17)
Joint ventures and associates	720	780
Receivables from the electricity sector	2,078	1,937
Petroleum and alcohol accounts -Federal Government	374	409
Other receivables	2,849	3,081
	15,445	16,992
Provision for impairment of trade receivables	(1,398)	(1,452)
	14,047	15,540
Current	9,650	11,099
Non-current	4,397	4,441

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.2.       Changes in the provision for impairment of trade receivables

	09.30.2013	12.31.2012
Opening balance	1,452	1,487
Additions (*)	133	300
Write-offs (*)	(62)	(203)
Cumulative translation adjustment	(125)	(132)
Closing balance	1,398	1,452
Current	794	854
Non-current	604	598

(*) Includes exchange differences arising from translation of the provision for impairment of trade receivables in companies abroad.

7.3.       Trade and other receivables overdue - Third parties

	09.30.2013	12.31.2012
Up to 3 months	559	769
From 3 to 6 months	170	156
From 6 to 12 months	228	181
More than 12 months	1,655	1,587
	2,612	2,693

8.            Inventories

	09.30.2013	12.31.2012
Products:
Oil products (*)	5,758	5,880
Fuel Alcohol (*)	147	161
	5,905	6,041
Raw materials, mainly crude oil (*)	7,186	6,452
Maintenance materials and supplies (*)	1,818	1,882
Others	196	222
	15,105	14,597
Current	15,054	14,552
Non-current	51	45

(*) Includes imports in transit.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

9.            Acquisitions, disposal of assets and legal mergers

9.1.       Acquisition of assets

Araucária Nitrogenados S.A.

On June 1, 2013, Petrobras started to control Araucária Nitrogenados S.A. (FAFEN-PR), under an agreement to acquire all shares of the company executed with Vale S.A. on December 18, 2012. The transaction was approved by the Brazilian Antitrust Regulator (CADE) on May 15, 2013.

The transaction price consideration was US$ 234 which will be settled through Petrobras’ leasing income from mineral rights for properties operated by Vale in Sergipe. The assessment of the fair value of assets and liabilities is ongoing and will be completed within 12 months from the date control of the company was granted.

Termoaçu

On May 14, 2013, Petrobras entered into a contractual arrangement with Neoenergia to acquire its 23.13% interest in the share capital of Termoaçu.

Petrobras increased its interest in Termoaçu to 100% as from the completion of the transaction, which was subject to the approval of Agência Nacional de Energia Elétrica – ANEEL, obtained on June 14, 2013 and consent of Conselho Administrativo de Defesa Econômica – CADE, obtained on August 14, 2013. The total consideration received, after price adjustments, was US$74.

The fair value measurements of the acquired identifiable assets and liabilities will be concluded within 12 months.

9.2.       Disposal of assets

Brasil PCH

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of the voting stock, for a total consideration of US$304.

The completion of the transaction is subject to the approval of Conselho Administrativo de Defesa Econômica - CADE and consent of Agência Nacional de Energia Elétrica – ANEEL.

Due to the approval of the transaction by the Board of Directors of the Company, on September 30, 2013 the carrying amount of Petrobras’ interest in Brasil PCH was classified as an asset held for sale under current assets.

Formation of joint venture to operate in Exploration and Production (E&P) in Africa

On June 14, 2013, the Board of Directors of Petrobras approved the agreement between Petrobras International Braspetro B.V. (PIBBV), a subsidiary of Petrobras, and BTG PactuaI E&P B.V, a subsidiary of Banco BTG PactuaI S.A., to form a joint venture to operate in the exploration and production of oil and gas in Africa, comprised of assets in Angola, Benin, Gabon, Namibia, Nigeria and Tanzania.

BTG PactuaI E&P B.V. acquired 50% of the joint-venture shares of Petrobras Oil & Gas B.V. (PO&G), previously held by PIBBV, for the total amount of US$ 1,548. The transaction was concluded on June 28, 2013 and the Company recognized earnings of US$921, as set out below:

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Gain on disposal of assets	751
Fair value measurement of remaining assets	751
Impairment of investments in Angola and Tanzania	(581)
921
Effects on Profit or Loss:
Other operating income (expenses), net	751
Share of profit of equity-accounted investments	170

As the transaction is subject to approval by the governments of Angola and Tanzania, relatively to the assets located in those countries, at September 30, 2013 the carrying amount of the disposed investments was classified as held for sale, under current assets.

The partnership’s investment in PO&G was classified as a joint venture, therefore unconsolidated, reflecting the corporate structure and the terms of the shareholders' agreement, signed on June 28, 2013.

Companhia Energética Potiguar

On August 16, 2013, Petrobras entered into an agreement with Global Participações Energia S.A. to dispose of its 20% interest in the voting capital of Companhia Energética Potiguar at a consideration of US$ 16, subject to contractual adjustments.

The approval by Conselho Administrativo de Defesa Econômica – CADE was obtained on September 25, 2013 and the transaction is expected to be concluded by October 31, 2013.

Due to the conditions for approval, on September 30, 2013 the carrying amount of Petrobras’ interest was classified as held for sale under current assets.

Coulomb field – USA

On August 16, 2013, the Board of Directors of Petrobras approved the disposal by Petrobras America Inc., a subsidiary of Petrobras International Braspetro B.V. (PIBBV), of its 33% interest in the Coulomb field, located at the Mississipi Canyon block 613 (MC 613) at a consideration of US$ 184. Shell Offshore Inc., operator and holder of a 67% interest in the field, exercised its purchase preference.

After the price adjustment established in the farm-out agreement and the costs associated with the asset, a gain of US$ 121, net, was recognized when the transaction was concluded, on September 27, 2013.

Petroquímica Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petroquímica Innova S.A. (Innova) to Videolar S.A. and its controlling shareholder, at a consideration of US$ 369, subject to price adjustment before the transaction is concluded.

The transaction was approved in an Extraordinary General Meeting held on September 30, 2013 and its conclusion is subject to certain conditions, including the approval by Conselho Administrativo de Defesa Econômica – CADE.

Due to the pending conditions set out above, on September 30, 2013 the assets and associated liabilities involved in the transaction were classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

BC-10 Block - Parque das Conchas

On August 16, 2013, the Board of Directors approved the disposal of the Company’s interest in the BC-10 block, representing 35% of the joint-venture and 35% of Tambá BV – an equipment supplier, at a consideration of US$ 1.54 billion.

The transaction is subject to approval by Conselho Administrativo de Defesa Econômica – CADE and Agência Nacional de Petróleo, Gás e Biocombustíveis – ANP.

Due to the pending conditions for conclusion, on September 30, 2013 the assets and associated liabilities involved in the transaction were classified as held for sale.

Petrobras Colombia Limited (PEC)

On September 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro B.V. (PIBBV), for Perenco Colombia Limited, at a consideration of US$ 380, subject to price adjustment before the closing of the transaction.

The transaction is subject to ordinary conditions, including approval by Agência Nacional de Hidrocarburos – ANH.

Due to the pending conditions for conclusion, on September 30, 2013 the assets and associated liabilities involved in the transaction were classified as held for sale.

9.3.       Noncurrent assets held for sale

Noncurrent assets held for sale and associated liabilities, classified under the Company’s current assets and current liabilities are comprised of the following items and business segments:

							Consolidated
						09.30.2013	12.31.2012
	Exploration and Production	Refining, Transport. & Marketing	Gas & Power	International	Others	Total	Total
Noncurrent assets held for sale
Property, plant and equipment	1,183	112	−	184	4	1,483	142
Trade receivables	53	97	−	−	−	150	−
Inventories	−	74	−	15	−	89	−
Investments	−	17	34	36	−	87	−
Others	20	29	−	88	−	137	−
	1,256	329	34	323	4	1,946	142

Liabilities associated with non-current assets held for sale
Trade Payables	(137)	(34)	−	(54)	−	(225)	−
Provision for decommissioning costs	(110)	−	−	(17)	−	(127)	−
Non-current debt	−	(53)	−	−	−	(53)	−
Others	−	(11)	−	(41)	−	(52)	−
	(247)	(98)	−	(112)	−	(457)	−

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

9.4.       Legal mergers

On September 30, 2013, the Extraordinary General Meeting of Petrobras approved the merger of the following subsidiaries into the Company, with no capital increase:

Company
Comperj Participações S.A Comperj Estirênicos S.A Comperj MEG S.A Comperj Poliolefinas S.A. SFE - Sociedade Fluminense de Energia LTDA

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies.

10.        Investments

10.1.   Investments in associates and joint ventures

	09.30.2013	12.31.2012
Petrochemical investments	2,471	2,856
Petrobras Oil & Gas BV	1,609	−
Gas distributors	552	555
Guarani S.A.	441	482
Petroritupano - Orielo	230	233
Petrowayu - La Concepción	192	193
Nova Fronteira Bioenergia S.A.	177	203
Petrokariña - Mata	75	75
UEG Araucária	62	64
Transierra S.A.	61	69
Other associates and joint ventures	821	1,256
	6,691	5,986
Other investments	83	120
	6,774	6,106

10.2.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
Company	09.30.2013	12.31.2012	Type	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Subsidiaries
Petrobras Argentina	1,356,792	1,356,792	Common	0.86	0.69	1,168	936
						1,168	936

Associates
Braskem	212,427	212,427	Common	5.71	4.70	1,213	998
Braskem	75,793	75,793	Preferred A	7.96	6.26	603	475
						1,816	1,473

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.        Property, plant and equipment

11.1.   By class of assets

	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total
Balance at December 31, 2011	6,588	66,362	84,529	25,439	182,918
Additions	50	2,073	32,571	1,703	36,397
Additions to / review of estimates of decommissioning costs	−	−	−	5,207	5,207
Capitalized borrowing costs	−	−	3,792	−	3,792
Business combinations	83	182	2	−	267
Write-offs	(6)	(59)	(2,651)	(106)	(2,822)
Transfers	2,504	24,818	(30,413)	6,994	3,903
Depreciation, amortization and depletion	(477)	(6,626)	−	(3,765)	(10,868)
Impairment recognition	(20)	(178)	(37)	(149)	(384)
Impairment reversal	−	44	134	65	243
Cumulative translation adjustment	(558)	(4,908)	(6,264)	(2,022)	(13,752)
Balance at December 31, 2012	8,164	81,708	81,663	33,366	204,901
Cost	10,834	122,647	81,663	62,348	277,492
Accumulated depreciation, amortization and depletion	(2,670)	(40,939)	−	(28,982)	(72,591)
Balance at December 31, 2012	8,164	81,708	81,663	33,366	204,901
Additions	44	1,392	26,398	541	28,375
Capitalized borrowing costs	−	−	2,860	−	2,860
Business combinations	17	31	16	−	64
Write-offs	(3)	(102)	(1,632)	(10)	(1,747)
Transfers (***)	925	12,332	(16,838)	2,593	(988)
Depreciation, amortization and depletion	(389)	(5,629)	−	(3,709)	(9,727)
Cumulative translation adjustment	(700)	(5,910)	(6,302)	(2,464)	(15,376)
Balance at September 30, 2013	8,058	83,822	86,165	30,317	208,362
Cost	10,928	127,088	86,165	58,599	282,780
Accumulated depreciation, amortization and depletion	(2,870)	(43,266)	−	(28,282)	(74,418)
Balance at September 30, 2013	8,058	83,822	86,165	30,317	208,362

Weighted average of useful life in years	25 (25 to 40 ) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 27 for assets under construction by business area
(**) Includes assets depreciated based on the units of production method.
(***) Includes US$ 2,366 relative to PO&G, which has been unconsolidated, as well as the amounts transferred to current assets classified as held for sale, as set out in note 9.

At September 30, 2013, property, plant and equipment includes assets under finance leases of US$ 91 (US$ 102 at December 31, 2012).

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12.        Intangible assets

12.1.   By class of assets

		Softwares
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at December 31, 2011	42,013	180	715	504	43,412
Addition	90	72	146	−	308
Capitalized borrowing costs	−	−	15	−	15
Write-offs	(119)	(2)	(3)	−	(124)
Transfers	(80)	12	(97)	(14)	(179)
Amortization	(48)	(61)	(142)	−	(251)
Impairment reversal	6	−	−	−	6
Cumulative translation adjustment	(3,349)	(13)	(57)	(29)	(3,448)
Balance at December 31, 2012	38,513	188	577	461	39,739
Cost	38,920	715	1,444	461	41,540
Accumulated amortization	(407)	(527)	(867)	−	(1,801)
Balance at December 31, 2012	38,513	188	577	461	39,739
Addition	282	19	92	−	393
Capitalized borrowing costs	−	−	9	−	9
Write-offs	(49)	(2)	(3)	−	(54)
Transfers (**)	(589)	(16)	(13)	2	(616)
Amortization	(28)	(39)	(98)	−	(165)
Cumulative translation adjustment	(3,112)	(11)	(49)	(29)	(3,201)
Balance at September 30, 2013	35,017	139	515	434	36,105
Cost	35,439	610	1,494	434	37,977
Accumulated amortization	(422)	(471)	(979)	−	(1,872)
Balance at September 30, 2013	35,017	139	515	434	36,105

Estimated useful life years	(*)	5	5	Indefinite

(*) See note 4.7 (Intangible assets) of the financial statements of December 31,2012.
(**) Includes US$ 601 relative to PO&G, which has been unconsolidated, as set out in note 9.

12.2.   Concession for exploration of oil and natural gas - Onerous Assignment Agreement (“Cessão Onerosa”)

At September 30, 2013, the Company’s intangible assets include US$ 33,546 related to the Onerous Assignment agreement, entered into in 2010 by Petrobras, the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector), granting the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years upon certain conditions having been met.

The agreement establishes that at the time of the declaration of commerciality for the areas there will be a review of volumes and prices, based on independent technical appraisal reports.

If the review determines that the value of acquired rights are greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. If the review determines that the value of the acquired rights are lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The agreement also establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

Based on drilling results obtained so far, expectations regarding the production potential of the areas are being confirmed and the Company will continue to develop its investment program and activities as established in the agreement.

13.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Movements on capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2013	12.31.2012
Property plant and equipment
Opening Balance	10,649	10,120
Additions to capitalized costs pending determination of proved reserves	3,921	6,640
Capitalized exploratory costs charged to expense	(900)	(2,782)
Transfers upon recognition of proved reserves (***)	(2,055)	(2,628)
Cumulative translation adjustment	(928)	(701)
Closing Balance	10,687	10,649
Intangible Assets (**)	34,513	37,968
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	45,200	48,617

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.
(**) The balance of intangible assets comprises mainly the amounts related to the Onerous Assignment Agreement (note 12.2).
(***) Includes US$ 736 relative to PO&G, which has been unconsolidated, as set out in note 9.

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Exploration costs recognized in profit or loss	Jan-Sep/2013	Jan-Sep/2012
Geological and Geophysical Expenses	772	769
Exploration expenditures written off (includes dry wells and signature bonuses)	1,341	2,118
Other exploration expenses	49	58
Total expenses	2,162	2,945

Cash used in activities	Jan-Sep/2013	Jan-Sep/2012
Operating activities	946	892
Investment activities	4,333	5,161
Total cash used	5,279	6,053

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

14.        Trade payables

	09.30.2013	12.31.2012
Current Liabilities
Third parties
In Brazil	6,074	6,511
Abroad	4,979	5,104
Related parties	568	509
	11,621	12,124

15.        Finance debt

	Current		Non-Current
	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Abroad
Financial institutions	5,174	4,614	32,369	25,156
Bearer bonds - Notes, Global Notes and Bonds	1,185	1,230	42,478	31,032
Others	−	245	−	2
	6,359	6,089	74,847	56,190

In Brazil
Export Credit Notes	262	142	8,397	6,261
BNDES	1,096	839	16,726	21,586
Debentures	126	140	218	345
FINAME	43	34	557	326
Bank Credit Certificate	17	50	1,617	1,765
Others	236	185	1,896	2,011
	1,780	1,390	29,411	32,294
	8,139	7,479	104,258	88,484

Interest expense on debt	1,150	1,018
Long-term debt due within one year (principal)	3,241	2,795
Short-Term debt	3,748	3,666
	8,139	7,479

15.1.   Scheduled maturity dates of non-current debt (principal and interest accrued)

09.30.2013
2014	1,480
2015	7,334
2016	10,551
2017	8,876
2018 and thereafter	76,017
104,258

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.2.   Annual Interest rate range for non-current debt

	09.30.2013	12.31.2012
Abroad
Up to 4% p.a.	43,966	31,819
From 4.01 to 6% p.a.	21,093	13,768
From 6.01 to 8% p.a.	9,047	9,916
More than 8% p.a.	739	687
	74,845	56,190

In Brazil
Up to 6% p.a.	2,623	3,384
From 6.01 to 8% p.a.	12,452	24,537
From 8.01 to 10% p.a.	13,902	3,826
More than 10% p.a.	436	547
	29,413	32,294
	104,258	88,484

15.3.   Non-current debt by major currency

	09.30.2013	12.31.2012
U.S. Dollar	66,072	48,306
Real	20,825	18,411
Real indexed to U.S. Dollar	8,585	13,733
Euro	6,080	5,134
Pound Sterling	1,817	1,814
Japanese Yen	879	1,086
	104,258	88,484

The sensitivity analysis for financial instruments subject to foreign exchange variation and the fair value of the long-term debt are disclosed in notes 30 and 31, respectively.

15.4.   Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.2% p.a. in the nine- month period ended September 30, 2013 (4.4% p.a. in the nine- month period ended September 30, 2012).

15.5.   Funding

Funding requirements are related to the development of oil and gas production projects, building of vessels and pipelines, and expansion of industrial plants, among other uses.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The main long-term debt issuances in the nine-month period ended September 30, 2013 are set out below:

a)             Abroad

Description	Company	Date	Amount	Maturity
Global notes issued in the amount of US$11,000.	PGF BV	May/13	11,000	2016, 2019, 2023 and 2043
Financing in the amount of US$ 3,400 obtained from commercial banks.	PGT BV	Apr/13, May/13 and Jun/13	3,400	2019
Financing in the amount of US$ 2,200 obtained from commercial banks.	PGT BV	Ago/13, Sep/13	2,200	2019, 2020
Financing in the amount of US$ 1,500 obtained from commercial banks.	PGT BV	Feb/13, Mar/13	1,500	2019, 2020
Use of credit line in the amount of US$ 501 hired from commercial banks, guaranteed by an export credit agency.	PIB BV	Apr/13	501	2023
Use of credit line in the amount of US$ 412 hired from commercial banks, guaranteed by an export credit agency.	PNBV	Sep/13	412	2023
Financing in the amount of €350 million from a commercial bank.	PGF BV	Apr/13	450	2030, 2038
Financing in the amount of €300 million from a commercial bank.	PGF BV	Feb/13	408	2028, 2033
Use of credit line in the amount of US$ 253 from an export credit agency and a commercial bank.	Petrobras	Apr/13	253	2025
Use of credit line in the amount of US$ 160 from a commercial bank.	PEP (PBPERU)	Jun/13	160	2015, 2017
Use of credit line in the amount of US$ 137 hired from commercial banks, guaranteed by an export credit agency.	PNBV	Feb/13	137	2023
			20,421

b)            In Brazil

Description	Company	Date	Amount	Maturity
Financing from a commercial bank with issuance of export credit note.	Petrobras	May/13 and Jun/13	5,333	2020
Financing from a commercial bank with issuance of export credit note.	Petrobras	Apr/13	1,487	2021
Use of credit lines hired from development bank.	Petrobras	Feb/13 to Jun/13	1,243	2022, 2023, 2024 and 2026
Use of Bank Credit Note, obtained from a commercial bank.	Petrobras	Jan/13 Mar/13 and May/13	250	2023
Use of credit lines hired from development bank.	Petrobras	Jul/13	175	2022
Financing obtained from agricultural savings credit.	BR Distribuidora	May/13	91	2015
Use of Bank Credit Note, obtained from a commercial bank.	Petrobras	May/13	72	2023
			8,651

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.6.   Funding – Outstanding balance

a)             Abroad

	Amount in US$ million
Company	Available (Line of Credit)	Used	Balance
PNBV	1,000	600	400
Petrobras (*)	2,500	253	2,247
PGT BV	1,000	600	400

(*) Two financing schedules were signed in an amount up to US$ 1.5 billion in export credit.

b)            In Brazil

Company	Available (Line of Credit)	Used	Balance
Transpetro (*)	4,515	709	3,806
Petrobras	5,860	3,668	2,192
PNBV	4,430	−	4,430
Liquigas	51	37	14

(*)Purchase and sale agreements for 49 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of US$ 5,017.

15.7.   Guarantees

Financial institutions do not require Petrobras to provide guarantees related to loans and financing. Notwithstanding there are certain loans provided by development banks, such as BNDES, which are secured by the assets being financed. Certain subsidiaries issue securities fully and unconditionally guaranteed by Petrobras, as set out in note 33.

The loans obtained by Special Purpose Entities (SPE) are guaranteed by the project assets, as well as a lien on credit rights and shares of the SPEs.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.        Leases

16.1.   Future minimum lease payments / receipts – finance leases

	09.30.2013
	Minimum receipts	Minimum payments
2013	101	9
2014 - 2017	710	84
2018 and thereafter	2,024	290
Estimated lease receipts/payments	2,835	383
Interest expense (annual)	(1,286)	(283)
Present value of the lease receipts/payments	1,549	100
Current	60	18
Non-current	1,489	82
At September 30, 2013	1,549	100
Current	60	18
Non-current	1,536	86
At December 31, 2012	1,596	104

16.2.   Future minimum lease payments - operating leases (*)

09.30.2013
2013	3,743
2014 - 2017	32,909
2018 and thereafter	16,263
At September 30, 2013	52,915
At December 31, 2012	52,051

(*) Excludes amounts related to assets under construction.

In the nine-month period ended September 30, 2013 the Company paid US$ 8,500 for operating lease installments, recognized as a period expense.

17.        Related parties

The Company carries out commercial transactions with its subsidiaries, joint arrangements, special purpose entities and associates at normal market prices and market conditions. At September 30, 2013 and December 31, 2012, no losses were recognized on the statement of financial position for related party accounts receivable.

17.1.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	09.30.2013		12.31.2012
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates	720	649	780	597
Gas distributors	465	235	446	216
Braskem and its subsidiaries	117	107	152	109
Other associates and joint ventures	138	307	182	272

Government entities and pension funds	20,418	31,088	24,433	34,907
Government bonds	14,463	−	18,086	−
Banco do Brasil S.A. (BB)	600	5,562	968	4,409
Judicial deposits (CEF and BB)	2,683	−	2,668	−
Receivables from the Electricity sector (Note 17.2)	2,078	−	1,937	−
Petroleum and alcohol account - Receivables from Federal government (Note 17.3)	374	−	409	−
BNDES	4	18,136	3	23,425
Caixa Econômica Federal (CEF)	−	5,109	−	4,043
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)	−	1,743	−	1,936
Federal government - Dividends and Interest on Capital	−	−	−	478
Petros (Pension fund)	−	69	−	163
Others	216	469	362	453
	21,138	31,737	25,213	35,504
Current	16,276	4,154	20,354	5,298
Non-current	4,862	27,583	4,859	30,206

17.2.   Receivables from the electricity sector

At September 30, 2013, the Company had US$ 2,078 of receivables from the Brazilian electricity sector (US$ 1,937 at December, 31, 2012), of which US$ 1,574 were classified to non-current assets following negotiations occurred in 2013.

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

Collections of amounts related to fuel supply to Independent Power Producers (Produtores Independentes de Energia - PIE), which are companies created for the purpose of generating power exclusively for Amazonas Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras rely directly on AME, which transfers funds to the Independent Power Producers.

In March 2013 a private instrument of debt acknowledgement was signed by AME, having Eletrobras as a guarantor. The amount of US$ 422 will be paid in 60 successive monthly installments of US$ 7, indexed to the SELIC interest rate.

The Company continuous to vigorously pursue an agreement to recover these receivables in full and partial payments have been made. The balance of these receivables at September 30, 2013 was US$ 1,896 (US$ 1,723 at December 31, 2012), of which US$ 1,236 was past due (US$ 1,451 at December 31, 2012).

The Company also has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, pursuant to the terms of the agreements, are considered a finance lease of the two thermoelectric power plants, since the contracts determine that the power plants should be returned to AME at the end of the agreement period with no residual value (20-year term), among other contractual provisions. The balance of these receivables was US$ 182 (US$ 214 at December, 31, 2012) none of which was overdue.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.3.   Petroleum and Alcohol accounts - Receivables from Federal Government

At September 30, 2013, the balance of receivables related to the Petroleum and Alcohol accounts was US$ 374 (US$ 409 at December 31, 2012). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

17.4.   Compensation of employees and officers

Petrobras’ key management short-term compensation (which comprises salaries and other short-term benefits) in the nine-month period ended September 30, 2013 was US$ 4.1, referring to seven officers and ten board members (US$ 4.6 in the nine-month period ended September 30, 2012 referring to seven officers and ten board members).

In the nine-month period ended September 30, 2013 the compensation of board members and officers for the consolidated Petrobras group amounted to US$ 20.3 (US$ 20.3 in the nine-month period ended September 30, 2012).

18.        Provision for decommissioning costs

Non-current liabilities	09.30.2013	12.31.2012
Opening balance	9,441	4,712
Revision of provision	(7)	5,226
Payments made	(404)	(286)
Interest accrued	153	134
Others (*)	(129)	4
Cumulative translation adjustment	(782)	(349)
Closing balance	8,272	9,441

(*) Includes amounts transferred to current liabilities held for sale, as set out in note 9.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.        Taxes

19.1.   Taxes and contributions

	09.30.2013	12.31.2012
Current assets
Taxes In Brazil:
ICMS (VAT)	1,545	1,542
PIS/COFINS (Taxes on Revenues)	2,339	2,279
CIDE	21	23
Income taxes	2,384	1,255
Others	178	193
	6,467	5,292
Taxes Abroad	370	280
	6,837	5,572
Non-current assets
Taxes In Brazil:
Deferred ICMS (VAT)	919	903
Deferred PIS and COFINS (Taxes on Revenues)	4,194	4,051
Others	277	252
	5,390	5,206
Taxes Abroad	14	17
	5,404	5,223
Current liabilities
Taxes In Brazil:
ICMS (VAT)	1,239	1,488
PIS/COFINS (Taxes on Revenues)	329	491
CIDE	14	17
Production Taxes	2,383	2,624
Withholding income taxes	154	565
Current income taxes	236	281
Others	362	360
	4,717	5,826
Taxes abroad	248	302
	4,965	6,128

Petróleo Brasileiro S.A. – Petrobras

Consolidates notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.2.   Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

a)             Changes in deferred income taxes

	Property, Plant & Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others(*)	Total
Balance at January 1, 2012	(11,374)	(2,203)	(425)	(844)	335	343	634	473	1,269	(11,792)
Recognized in profit or loss for the year	(2,327)	(1,284)	961	217	59	10	(119)	595	(366)	(2,254)
Recognized in shareholders’ equity	−	−	−	−	−	−	−	−	1,559	1,559
Cumulative translation adjustment	1,038	341	24	77	(76)	(213)	(48)	(18)	(312)	813
Others	(14)	35	1	(38)	28	969	−	−	15	996
Balance at December 31, 2012	(12,677)	(3,111)	561	(588)	346	1,109	467	1,050	2,165	(10,678)
Recognized in profit or loss for the period	(2,016)	(1,016)	269	44	137	77	84	(1,030)	29	(3,422)
Recognized in shareholders’ equity	−	−	902	−	−	−	−	−	373	1,275
Cumulative translation adjustment	1,177	251	(137)	47	(43)	(103)	(47)	(13)	(302)	830
Others	(4)	51	(102)	15	(2)	593	22	(15)	391	949
Balance at September 30, 2013	(13,520)	(3,825)	1,493	(482)	438	1,676	526	(8)	2,656	(11,046)

Deferred tax assets										8,535
Deferred tax liabilities										(19,213)
Balance at December 31, 2012 (*)										(10,678)

Deferred tax assets										9,420
Deferred tax liabilities										(20,466)
Balance at September 30, 2013										(11,046)

(*) Includes the effects of the adoption of IAS 19 amendment as set out on note 2.2.

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.3.   Reconciliation between tax expense and accounting profit

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Jan-Sep/2013	Jan-Sep/2012
Income before income taxes	11,719	10,262

Income taxes computed based on Brazilian Statutory Corporate Tax Rates (34%)	(3,984)	(3,489)

Adjustments between Income Taxes based on Statutory Rates and on the Effective Tax Rate:

· Tax benefits from the deduction of interest on capital from income	−	502

· Different taxes rates for Companies abroad	658	264

· Tax incentives	24	107

· Tax losses not recorded as assets	(151)	(259)

· Deductible/(non-deductible) expenses, net*	(205)	(383)

· Tax credits of companies abroad in the exploration stage	(2)	−

· Others	158	154

Income taxes expense	(3,502)	(3,104)

Deferred income taxes	(3,422)	(1,927)
Current income taxes	(80)	(1,177)
	(3,502)	(3,104)
Effective Tax Rate	29.9%	30.2%

* Includes share of profit of equity-accounted investments.

20.        Employee benefits (Post-Employment)

The Company sponsors defined benefit and variable contribution pension plans in Brazil and of certain of its international subsidiaries, as well as defined-benefit medical plan for employees in Brazil (active and inactive) and their dependents.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The changes in the benefits granted to employees are presented as follows:

	Jan-Sep/2013
	Pension Plan	Health Care Plan	Total

Balance at December 31, 2011	2,697	6,942	9,639
(+) Initial adoption of IAS 19 amendment	4,811	1,307	6,118
Balance at January 1, 2012	7,508	8,249	15,757
(+) Costs incurred in the year	1,011	1,080	2,091
(-) Payment of contributions	(287)	(363)	(650)
(-) Payments related to the financial commitment agreement	(164)	−	(164)
(+) Remeasurement actuarial gains / losses (IAS 19)	4,625	297	4,922
Others	1	(1)	−
Cumulative translation adjustment	(845)	(723)	(1,568)
Balance at December 31, 2012	11,849	8,539	20,388

Current	475	313	788
Non-Current	11,374	8,226	19,600
	11,849	8,539	20,388

(+)Costs incurred in the period	1,246	715	1,961
(-)Payment of contributions	(184)	(271)	(455)
(-) Payments related to the financial commitment agreement	(81)	−	(81)
Others	(2)	−	(2)
Cumulative translation adjustment	(1,043)	(739)	(1,782)
Balance at September 30, 2013	11,785	8,244	20,029

Current	460	287	747
Non-Current	11,325	7,957	19,282
	11,785	8,244	20,029

The amounts recognized in the income statement related to the pension and medical plans are set out below:

	Pension Plan
	Defined benefit	Variable contribution	Medical plan	Total
Current service cost	371	111	148	630
Interest cost over net liabilities / (assets)	706	39	567	1,312
Others	−	19	−	19
Net costs for the period Jan-Sep/2013	1,077	169	715	1,961

Related to:
Actives employees	743	167	369	1,279
Retired employees	334	2	346	682
Net costs for the period Jan-Sep/2013	1,077	169	715	1,961
Net costs for the period Jan-Sep/2012	550	205	824	1,579

At September 30, 2013, the Company had the carrying amount of US$ 3,159 related to crude oil and oil products pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In the nine-month period ended September 30, 2013 the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 225.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.        Shareholders’ equity

21.1.   Share capital

At September 30, 2013, subscribed and fully paid share capital was US$ 107,371, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

21.2.   Earnings per Share

	Jan-Sep/2013	Jan-Sep/2012

Net income attributable to Shareholders of Petrobras	8,334	7,271
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.64	0.56

22.        Sales revenues

	Jan-Sep/2013	Jan-Sep/2012

Gross sales revenue	128,922	133,031
Sales taxes	(23,053)	(24,588)
Sales revenues	105,869	108,443

23.        Other operating expenses, net

	Jan-Sep 2013	Jan-Sep 2012
Pension and medical benefits	(682)	(794)
Institutional relations and cultural projects	(558)	(530)
Legal, administrative and arbitration proceedings	(543)	(520)
Unscheduled stoppages and pre-operating expenses	(506)	(614)
Inventory write-down to net realizable value	(390)	(556)
Collective bargaining agreement	(382)	(431)
Expenditures on health, safety and environment	(184)	(216)
Impairment	−	(1)
Government Grants	98	360
Gains on disposal of assets	827	−
Others	38	(84)
	(2,282)	(3,386)

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

24.        Expenses by nature

	Jan-Set/2013	Jan-Set/2012
Raw material / products for resale	(44,787)	(43,368)
Production taxes	(10,732)	(12,161)
Employee Compensation	(9,794)	(9,013)
Depreciation, depletion and amortization	(9,892)	(8,241)
Changes in inventories	1,786	1,026
Materials, Freight, rent, third-party services and other related costs	(16,725)	(18,288)
Exploration expenditures written off (includes dry wells and signature bonuses)	(1,341)	(2,118)
Other taxes	(328)	(255)
Losses/Gains on legal, administrative and arbitration proceedings	(543)	(520)
Institutional relations and cultural projects	(558)	(530)
Unscheduled stoppages and pre-operating expenses	(506)	(614)
Expenditures on health, safety and environment	(184)	(216)
Inventory write-down to net realizable value (market value)	(390)	(556)
Impairment	−	(1)
Gains (losses) on disposal of non-current assets	827	−
	(93,167)	(94,855)

Cost of sales	(80,135)	(79,920)
Selling expenses	(3,634)	(3,776)
General and Administrative expenses	(3,713)	(3,768)
Exploration costs	(2,193)	(2,949)
Research and development expenses	(882)	(801)
Other taxes	(328)	(255)
Other operating expenses, net	(2,282)	(3,386)
	(93,167)	(94,855)

25.        Net finance income (expense)
	Jan-Sep/2013	Jan-Sep/2012
Foreign exchange and inflation indexation charges on net debt (*)	(898)	(3,238)
Debt interest and charges	(4,062)	(3,860)
Income from investments and marketable securities	1,007	1,386
Financial result on net debt	(3,953)	(5,712)

Capitalized borrowing costs	2,869	2,856
Gains (losses) on derivatives	(120)	(47)
Interest income from marketable securities	6	170
Other finance expense and income, net	(48)	15
Other exchange and indexation charges, net	(219)	(563)
Finance income (expenses), net	(1,465)	(3,281)

Finance income (expenses), net
Income	1,453	1,995
Expenses	(1,761)	(1,473)
Foreign exchange and inflation indexation charges, net	(1,157)	(3,803)
	(1,465)	(3,281)

(*) Includes indexation charges on debt in local currency indexed to the U.S. dollar.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

26.        Supplementary statement of cash flows information

	Jan-Sep/2013	Jan-Set/2012
Amounts paid and received during the period
Income taxes paid	873	719
Withholding income tax paid for third-party	1,128	1,586

Investing and financing transactions not involving cash
Purchase of property, plant and equipment on credit	89	144

Petróleo Brasileiro S.A. – Petrobras

Consolidates notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27.        Segment Information

Consolidated assets by Business Area - 09.30.2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	7,881	19,452	3,974	88	2,801	3,554	29,496	(5,701)	61,545
Non-current assets	146,148	73,827	24,436	1,061	5,036	14,322	14,083	(352)	278,561
Long-term receivables	5,959	4,670	2,075	3	2,028	2,404	10,533	(352)	27,320
Investments	93	2,505	780	837	5	2,512	42	−	6,774
Property, plant and equipment	105,738	66,509	21,213	221	2,680	8,843	3,158	−	208,362
Operating assets	64,325	32,007	17,293	201	2,012	4,225	2,134	−	122,197
Under construction	41,413	34,502	3,920	20	668	4,618	1,024	−	86,165
Intangible assets	34,358	143	368	−	323	563	350	−	36,105
Total Assets	154,029	93,279	28,410	1,149	7,837	17,876	43,579	(6,053)	340,106

Consolidated assets by Business Area - 12.31.2012

Current assets	6,565	20,362	3,610	117	3,176	3,517	27,382	(6,935)	57,794
Non-current assets	145,233	71,096	24,844	1,131	4,954	15,218	14,752	(368)	276,860
Long-term receivables	5,120	4,582	1,715	16	1,852	2,233	10,964	(368)	26,114
Investments	80	2,897	1,160	860	15	937	157	−	6,106
Property, plant and equipment	102,779	63,463	21,585	255	2,733	10,882	3,204	−	204,901
Operating assets	64,455	29,327	18,106	237	2,061	6,814	2,237	−	123,237
Under construction	38,324	34,136	3,479	18	672	4,068	967	−	81,664
Intangible assets	37,254	154	384	−	354	1,166	427	−	39,739
Total Assets	151,798	91,458	28,454	1,248	8,130	18,735	42,134	(7,303)	334,654

Petróleo Brasileiro S.A. – Petrobras

Consolidates notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area - 2013
	Jan-Sep/2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	50,714	82,917	11,008	311	30,962	12,289	−	(82,332)	105,869
Intersegments	49,937	28,603	911	261	773	1,847	−	(82,332)	−
Third parties	777	54,314	10,097	50	30,189	10,442	−	−	105,869
Cost of sales	(25,468)	(88,985)	(9,307)	(357)	(28,072)	(10,297)	−	82,351	(80,135)
Gross profit (loss)	25,246	(6,068)	1,701	(46)	2,890	1,992	−	19	25,734
Income (expenses)	(3,438)	(2,785)	(872)	(82)	(1,805)	(243)	(3,935)	128	(13,032)
Selling, administrative and general expenses	(321)	(2,094)	(799)	(41)	(1,778)	(641)	(1,794)	121	(7,347)
Exploration costs	(2,073)	−	−	−	−	(120)	−	−	(2,193)
Research and development expenses	(442)	(162)	(42)	(19)	(1)	(2)	(214)	−	(882)
Other taxes	(34)	(50)	(61)	(1)	(14)	(105)	(63)	−	(328)
Other operating expenses, net	(568)	(479)	30	(21)	(12)	625	(1,864)	7	(2,282)
Income / (loss) before financial results and income taxes	21,808	(8,853)	829	(128)	1,085	1,749	(3,935)	147	12,702
Net finance income (expense)	−	−	−	−	−	−	(1,465)	−	(1,465)
Share of profit of equity-accounted investments	2	80	132	(18)	1	287	(2)	−	482
Income / (loss) before income taxes	21,810	(8,773)	961	(146)	1,086	2,036	(5,402)	147	11,719
Income taxes	(7,414)	3,011	(281)	44	(367)	(535)	2,090	(50)	(3,502)
Net income (Loss)	14,396	(5,762)	680	(102)	719	1,501	(3,312)	97	8,217
Net income attributable to:
Shareholders of Petrobras	14,369	(5,762)	636	(102)	719	1,448	(3,071)	97	8,334
Non-controlling interests	27	−	44	−	−	53	(241)	−	(117)
	14,396	(5,762)	680	(102)	719	1,501	(3,312)	97	8,217

Petróleo Brasileiro S.A. – Petrobras

Consolidates notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area - 2012
	Jan-Sep/2012
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	56,280	88,714	8,311	328	29,821	13,636	−	(88,647)	108,443
Intersegments	55,670	28,098	1,205	244	567	2,863	−	(88,647)	−
Third parties	610	60,616	7,106	84	29,254	10,773	−	−	108,443
Cost of sales	(25,039)	(98,623)	(6,668)	(346)	(27,183)	(10,640)	−	88,579	(79,920)
Gross profit (loss)	31,241	(9,909)	1,643	(18)	2,638	2,996	−	(68)	28,523
Income (expenses)	(4,266)	(3,452)	(841)	(86)	(1,653)	(1,047)	(3,722)	132	(14,935)
Selling, administrative and general expenses	(387)	(2,424)	(708)	(49)	(1,629)	(673)	(1,806)	132	(7,544)
Exploration costs	(2,742)	−	−	−	−	(207)	−	−	(2,949)
Research and development expenses	(376)	(158)	(19)	(27)	(1)	−	(220)	−	(801)
Other taxes	(41)	(49)	(30)	(1)	(10)	(68)	(56)	−	(255)
Other operating expenses, net	(720)	(821)	(84)	(9)	(13)	(99)	(1,640)	−	(3,386)
Income / (loss) before financial results and income taxes	26,975	(13,361)	802	(104)	985	1,949	(3,722)	64	13,588
Net finance income (expense)	−	−	−	−	−	−	(3,281)	−	(3,281)
Share of profit of equity-accounted investments	(1)	(153)	119	(34)	1	25	(2)	−	(45)
Income / (loss) before income taxes	26,974	(13,514)	921	(138)	986	1,974	(7,005)	64	10,262
Income taxes	(9,170)	4,541	(271)	36	(336)	(883)	3,000	(21)	(3,104)
Net income (Loss)	17,804	(8,973)	650	(102)	650	1,091	(4,005)	43	7,158
Net income attributable to:
Shareholders of Petrobras	17,808	(8,973)	618	(102)	650	1,025	(3,798)	43	7,271
Non-controlling interests	(4)	−	32	−	−	66	(207)	−	(113)
	17,804	(8,973)	650	(102)	650	1,091	(4,005)	43	7,158

Petróleo Brasileiro S.A. – Petrobras

Consolidates notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by International Business Area
	Jan-Sep/2013
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Statement of income

Sales revenues	3,345	6,319	419	3,871	−	(1,665)	12,289
Intersegments	1,925	1,553	28	6	−	(1,665)	1,847
Third parties	1,420	4,766	391	3,865	−	−	10,442

Income before financial results, profit sharing and income taxes	1,855	(22)	42	75	(198)	(3)	1,749
Net income attributable to shareholders of Petrobras	1,653	(15)	31	69	(287)	(3)	1,448

	Jan-Sep/2012
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Statement of income

Sales revenues	4,020	6,977	456	3,850	−	(1,667)	13,636
Intersegments	2,845	1,651	28	6	−	(1,667)	2,863
Third parties	1,175	5,326	428	3,844	−	−	10,773

Income before financial results, profit sharing and income taxes	2,125	(123)	103	55	(225)	14	1,949
Net income attributable to shareholders of Petrobras	1,293	(117)	107	55	(325)	12	1,025

	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Consolidated assets by International Business Area
At 09.30.2013	13,590	2,809	608	1,078	1,167	(1,376)	17,876
At 12.31.2012	15,080	2,404	759	1,085	1,580	(2,173)	18,735

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28.        Provisions for legal proceedings, contingent liabilities and contingent assets

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues, as a result of its normal course of business.  Based on legal advice and management’s best estimates, the Company reviews whether it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations.

28.1.   Provisions for legal proceedings

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, withholding of income taxes for securities issued outside Brazil, losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

The Company has provisions for legal proceedings, in the amounts set out below:

Non-current liabilities	09.30.2013	12.31.2012
Labor claims	496	336
Tax claims	457	341
Civil claims	566	514
Environmental Claims	21	63
Other claims	8	11
	1,548	1,265

	09.30.2013	12.31.2012
Opening Balance	1,265	1,088
New provisions	565	647
Payments made	(160)	(440)
Accruals and charges	61	99
Others	(46)	(26)
Cumulative translation adjustment	(137)	(103)
Closing Balance	1,548	1,265

28.2.   Judicial Deposits

Judicial deposits made in connection with legal proceedings and guarantees are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	09.30.2013	12.31.2012
Labor	829	869
Tax	1,235	1,117
Civil	545	638
Environmental	83	69
Others	8	3
	2,700	2,696

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28.3.   Contingent Liabilities

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized in the financial statements but are disclosed unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings for which the likelihood of loss is considered to be possible is set out in the table below.

Nature	Estimate
Tax	27,545
Civil - General	2,336
Labor	2,019
Civil - Environmental	1,251
Others	7
33,158

A brief description of the nature of the main contingent liabilities (tax and civil) are set out in the tables below:

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)             Tax Proceedings

Description of tax proceedings	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,028
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007 and 2008 not included in the calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,606
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 and 2008 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level, involving three lawsuits.	813
4) Non-payment of withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platforms' affreightment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	4,195
5) Non payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	1,609

6) Non-payment of CIDE in the period from March 2002 until October 2003 in transactions with distributors and service stations that were holders of judicial injunctions that determined the sale of fuel without the gross-up of such tax.

Current status: Awaiting the hearing of a special appeal in the Higher Chamber of Tax Appeals (CSRF).	671
7) Non-payment of tax on financial operations (IOF) over intercompany loans with, PifCo, Brasoil and BOC.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,679
8) Non-payment of withhold income tax (IRRF) over remittances abroad for payment of crude oil imports.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,781
9) PIS and COFINS - Tax credits recovery denied due to failure to comply with an accessory obligation.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,507
Plaintiff: State Finance Department of AM, BA, DF, ES, PA, PE and RJ
10)Non-payment of ICMS on crude oil and natural gas sales due to differences in measuring beginning and ending inventory.
Current status: This claim involves lawsuits in different administrative levels, in which the Company is taking legal actions to ensure its rights.	1,672
Plaintiff: State Finance Department of Rio de Janeiro
11) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,390
12) Dispute over ICMS tax levy in operations of sale of jet fuel, as Decree 36,454/2004 was declared as unconstitutional.
Current status: This claim is being disputed at the administrative level and the Company has presented its defense.	799
Plaintiff: State Finance Department of São Paulo
13) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: One of the legal proceedings is in its administrative stage and the other one was submitted to judicial dispute, awaiting judgment on appeal by the State Finance.	1,992
Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

14) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with Complementary Law No. 116/03.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	955
Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
15) Use of ICMS tax credits on the purchase of drilling bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	424
16) Other tax proceedings	4,424
Total for tax proceedings	27,545

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)            Civil Proceedings – General

Description of civil proceedings	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Dispute on differences in the payment of special participation charge in fields of the Campos Basin. In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs. Administrative proceedings are in course in connection with alleged irregularities in the platforms' measurement system.

Current status: This claim involves proceedings in different administrative and/or judicial stages, in which the Company is taking legal actions to ensure its rights.	1,200
2) Other civil proceedings	1,136
Total for civil proceedings	2,336

c)             Environmental Proceedings – General

Description of environmental proceedings	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária e IAP - Instuituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: This claim involves proceedings in different judicial stages, in which the Company is taking legal actions to ensure its rights.	781
2) Other environmental proceedings	470
Total for environmental proceedings	1,251

28.4.   Joint Ventures – Frade field

In November 2011, an oil spill occurred in the Frade field located in the Campos Basin, which was operated by Chevron Brasil. Petrobras has a 30% interest in the Frade joint venture.

The Federal Public Attorney’s office filed a lawsuit claiming US$ 10 billion in environmental damages against Chevron Brasil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda., which operated the rig at the time of this spill.

In April 2012, a new lawsuit was filed by the Federal Public Attorney’s Office against Chevron and Transocean, following new seabed leaks in the Frade field identified by underwater images. In this suit, a further US$ 10 billion is claimed as compensation for damages to the public.

The Federal Public Attorney’s Office reviewed the claims and proposed a Conduct Adjustment Term (CAT) in the amount of US$ 43, which was signed by Chevron Brasil, Chevron Latin America Marketing LLC, Transocean Brasil Ltda. and the Federal Public Attorney’s Office, as well as by IBAMA and ANP as intervening parties.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

On September 27, 2013, the CAT was approved by the federal court where the two lawsuits of US$ 10 billion were filed, and as a result, both were dismissed. The CAT will become effective once formal adjudication of the two lawsuits is complete. Due to its 30% ownership interest in the Frade consortium, Petrobras may be contractually obligated to pay 30% of the total contingencies related to the incidents that occurred in the Frade field, although the Company is not part of the lawsuits or the CAT.

28.5.   Contingent assets

28.5.1.  Legal proceeding in the United States - P-19 and P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained  a favorable decision  in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil to a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

The Company is intensifying actions taken, in an attempt to settle this lawsuit. The amount of damages claimed is approximately US$ 245.

29.        Guarantees for concession agreements for petroleum exploration

The Company has guarantees for the Minimum Exploration Programs established in the concession agreements for exploration of areas by the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (“ANP”) in the total amount of US$ 3,158, of which US$ 2,817 are still in force, net of commitments that have been undertaken. The guarantees comprise crude oil from previously identified producing fields, pledged as security, for US$ 2,036 and bank guarantees in the amount of US$ 781.

30.        Risk management and derivative instruments

The Company is exposed to a variety of risks arising from its operations: market risk (including price risk related to crude oil and oil products), foreign exchange risk, interest rate risk, credit risk and liquidity risk.

30.1.   Risk management

The objective of the overall risk management policy of the Company, which considers all positions held and their respective risks in the analysis and decisions made, is to achieve an appropriate balance between growth, increased return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates, so that, through effective allocation of its physical, financial and human resources it may achieve its strategic goals.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

30.2.   Market risk

30.2.1.  Risk management of price risk (related to crude oil and oil products)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs.

Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

The main risk management techniques used by the Company to manage price risk of crude oil and oil products, in the transactions carried out abroad are operating Cash Flow at Risk (CFAR), Value at Risk (VAR) and Stop Loss.

a)             Notional amount, fair value and guarantees of crude oil and oil products derivatives

	Notional value (in thousands of bbl)*		Fair value**		Maturity
Statement of Financial Position	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Futures contracts	(6,884)	(3,380)	4.5	(18)	2013/2014
Purchase commitments	58,651	16,500
Sale commitments	(65,535)	(19,880)

Options contracts	757	(2,050)	−	(1.5)	2013

Call	(1,750)	(1,080)	(0.5)	(1)
Long position	7,172	3,204
Short position	(8,922)	(4,284)

Put	2,507	(970)	0.5	(0.5)
Long position	11,402	2,029
Short position	(8,895)	(2,999)

Total recognized in other current assets and liabilities			4.5	(19.5)

* Negative notional values (in bbl) represent short positions.
** Negative fair values were recorded in liabilities and positive fair values in assets.

Finance income	Jan-Sep/2013	Jan-Sep/2012
Gain / (Loss) recognized in profit or loss for the period	(37)	(108)

Guarantees given as collateral	09.30.2013	12.31.2012
Generally consist of deposits	69	103

b)            Sensitivity analysis of crude oil and oil products derivatives

The probable scenario is the fair value at  September 30, 2013. The stressed scenarios consider price changes of 25% and 50% on the risk variable, respectively, comparatively to September 30, 2013.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Crude Oil and Oil Products	Risk	Probable Scenario at 09.30.2013	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)

Brent	Derivative (Brent prices increase)	1	(126)	(252)
	Inventories (Brent prices decrease)	(3)	124	250
		(2)	(2)	(2)
Butane	Derivative (Butane prices decrease)	−	(2)	(4)
	Inventories (Butane prices increase)	−	2	4
		−	−	−
Diesel	Derivative (Diesel prices decrease)	(3)	(22)	(41)
	Inventories (Diesel prices increase)	2	21.5	40
		(1)	(0.5)	(1)
Freight	Derivative (Freight costs decrease)	(0.4)	(2)	(4)
	Inventories (Freight costs increase)	3	−	6
		2.6	(2)	2
Gasoline	Derivative (Gasoline prices increase)	(64)	(119)	(174)
	Inventories (Gasoline prices decrease)	14	125	181
		(50)	6	7
Jet Fuel	Derivative (Jet fuel prices decrease)	114	86	58
	Inventories (Jet fuel prices increase)	(112)	(84)	(57)
		2	2	1
LLS	Derivative (LLS prices decrease)	31	23	15
	Inventories (LLS prices increase)	(31)	(23)	(15)

Naphtha	Derivative (Naphtha prices increase)	7.6	3.1	(1.8)
	Inventories (Naphtha prices decrease)	(7.2)	(2.7)	2.2
		0.4	0.4	0.4
Fuel Oil	Derivative (Fuel Oil prices increase)	(68)	(126)	(184)
	Inventories (Fuel Oil prices decrease)	68	125	182
		−	(1)	(2)
Propane	Derivative (Propane prices increase)	(1)	(10.3)	(19.7)
	Inventories (Propane prices decrease)	0.4	9.9	19.3
		(0.6)	(0.4)	(0.4)
WTI	Derivative (WTI prices increase)	4	13	19
	Inventories (WTI prices decrease)	(4)	(18)	(32)
		−	(5)	(13)

c)             Embedded derivatives – sale of ethanol

On March 8, 2013 the Company entered into an agreement to amend the ethanol sale contract, modifying prices and quantities. The selling price of each future ethanol shipment will be based on the price of ethanol in the Brazilian market (ESALQ) plus a spread. The amended agreement therefore no longer has a derivative instrument measured as an embedded derivative.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The notional value, fair value and the sensitivity analysis of the swap are presented below:

		Fair Value		Sensitivity analysis at 09.30.2013
Forward Contract	Notional value (in thousands of m³)	09.30.2013	12.31.2012	Risk	Probable Scenario	Stressed Scenario (∆ 25%)	Stressed Scenario ( ∆ 50%)
Long position (maturity in 2015)		−	36	Decrease in spread (Naphtha x Ethanol)	−	−	−

Finance Income	Jan-Sep/ 2013	Jan-Sep/ 2012
Gain/ (loss) recognized in profit or loss for the period	(37)	0.5

30.2.2.  Foreign exchange risk management

The Company is exposed to foreign exchange risk from its assets and liabilities, arising from the price levels and volatility of currency markets.

Petrobras seeks to identify and manage foreign exchange risk in an integrated manner, by recognizing and creating “natural hedges”, benefiting from the correlation between income and expenses. To mitigate short-term exchange risk exposure arising from transactions involving income and expenses in different currencies, the Company uses natural hedges by choosing the currency in which to hold cash, such as the Brazilian Real, US dollar or other currency.

Foreign exchange risk is managed based on the net exposure and reviewed periodically to support the Executive Board. The Company can use derivative instruments to hedge certain liabilities, minimizing foreign exchange exposure.

a)             Hedge Accounting

i) Cash Flow Hedge involving the Company’s future exports

Effective mid-May 2013, the Company formally documented and designated hedging relationships to account for the effects of the existing natural hedge between a portion of its obligations denominated in U.S. dollars and a portion of its future export revenues in U.S. dollars, relative to foreign currency rates risk. The foreign currency rates risk is related to the spot rates and the hedged future exports are those considered highly probable.

On September 30, 2013, there were principal amounts of long-term debt exposed to foreign currency risks related to the Brazilian Real vs. U.S. dollar spot rate designated as hedging instruments.

The Company has prepared formal documentation in order to support the designation, including an explanation of how the designation of the hedging relationship is aligned with the Company’s Risk Management Policy objective and strategy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Company reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future exports (spot-rate method).

The hedging relationships qualify for cash flow hedge accounting, which permits gains and losses arising from the effect of changes in the foreign currency exchange rate on derivative and non-derivative hedging instruments not to be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future exports occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Company’s Risk Management Policy.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The principal amounts and the carrying amount of the hedging instruments at September 30, 2013, along with the foreign currency losses recognized in other comprehensive income (shareholders’ equity) are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$)	Carrying amount of the Hedging Instruments on 09.30.2013 (R$)

Non-Derivative Financial Instruments	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2013 to August 2020	41,737	93,072

Changes in the Principal Amount
Amounts designated in May 2013	43,859
New hedging instruments designated	1,631
Exports affecting profit or loss	(1,441)
Principal repayments / amortization	(2,312)
Amounts designated as of September 30, 2013	41,737

Finance income and shareholders' equity	Jan-Sep/2013	Jan-Sep/2012
Gain /(loss) recognized in profit or loss for the period	(162)	−
Gain/ (loss) recognized in other comprehensive income - shareholders' equity	(4,054)	−

ii)  Cash flow hedge involving swap contracts - Yen vs. Dollar

In September 2006 the Company entered into a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen. The Company does not intend to settle these contracts before the maturity. The relationship between the derivative and the loan qualify as cash flow hedge and hedge accounting is applied.

The effective portion of changes in fair value, assessed on a quarterly basis, are recognized in accumulated other comprehensive income, in the shareholders’ equity and reclassified to profit or loss in the periods when the hedged transaction item affects profit or loss.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)            Notional value, fair value and guarantees of derivative financial instruments

	Notional value (in millions)		Fair Value
Statement of financial position	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Cross Currency Swap (Maturity in 2016)			35	76
Long position (JPY) - 2.15% p.a.	JPY 35,000	JPY 35,000	376	434
Short position (USD) - 5.69% p.a.	USD 298	USD 298	(341)	(358)
U.S. dollar forward			0.9	0.5
U.S. dollar forward (long position)	USD 39		(0.4)	−
U.S. dollar forward (short position)	USD 118	USD 1,077	1.3	0.5
Total recognized in other current assets and liabilities			35.9	76.5

Finance income and shareholders' equity	Jan-Sep/ 2013	Jan-Sep/ 2012
Gain /(loss) recognized in profit or loss for the period	(46)	61
Gain/ (loss) recognized in other comprehensive income - shareholders' equity	7	6

Margin is not required for the operations the Company has entered into, related to foreign currency derivatives.

c)             Sensitivity analysis for foreign exchange risk on financial instruments

The Company has assets and liabilities subject to foreign exchange risk. The main exposure involves the Brazilian Real, relative to the U.S. dollar. Foreign exchange risk arises on financial instruments that are denominated in a currency other than the Brazilian Real. Assets and liabilities of foreign subsidiaries, denominated in a currency other than the Brazilian Real are not included in the sensitivity analysis set out below when transacted in a currency equivalent to their respective functional currencies.

The probable scenario, computed based on external data, as well as the stressed scenarios (a 25% and a 50% change in the foreign exchange rates) are set out below:

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 09.30.2013	Risk	Probable Scenario*	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)

Assets	3,420		107	855	1,710
Liabilities	(52,623)	Dollar	(1,652)	(13,156)	(26,312)
Cash flow hedge on exports	41,736		1,310	10,434	20,868
Forward Derivative (Net short Position)	(79)		(3)	(20)	(39)
	(7,546)		(238)	(1,887)	(3,773)
Assets	−		−	−	−
Liabilities	(968)	Yen	37	(242)	(484)
Cross-currency Swap	356		(13)	125	376
	(612)		24	(117)	(108)
Assets	3,661	Euro	(116)	915	1,830
Liabilities	(9,180)		290	(2,295)	(4,590)
	(5,519)		174	(1,380)	(2,760)
Assets	878	Pound	(37)	219	439
Liabilities	(2,617)	Sterling	111	(654)	(1,309)
	(1,739)		74	(435)	(870)
Assets	375	Peso	(17)	94	187
Liabilities	(919)		41	(230)	(460)
	(544)		24	(136)	(273)
	(15,960)		58	(3,955)	(7,784)

(*) The probable scenario was computed based on the following changes for September, 30, 2013: Real x Dollar – a 2.51% appreciation of the Dollar relative to the Real / Dollar x Yen – a 3.89% depreciation of the Yen / Dollar x Euro: a 1.61% depreciation of the Euro / Dollar x Pound Sterling: a 0.74% depreciation of the Pound Sterling / Dollar x Peso: a 2.97% depreciation of the Peso. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

The impact of foreign exchange depreciation / appreciation does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

30.2.3.  Interest rate risk management

The Company is mainly exposed to interest rate risk related to changes in the LIBOR rate, arising from debt issued in foreign currency and to changes in the Brazilian long-term interest rate (TJLP), arising from debt issued in Brazilian Real. An increase in interest rates causes a negative impact in the Company's finance expense and its financial position.

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain companies of the Petrobras group.

a)             Main transactions and future commitments hedged by interest rate derivatives

Swap contracts

Floating-to-fixed swap (Libor USD) vs. Fixed rate (USD)

In November 2010 the Company entered into an interest rate swap, in order to exchange a floating interest rate for a fixed rate, aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects. The Company does not intend to settle the operation before the maturity date, and therefore, adopted hedge accounting for the relationship between the finance debt and the derivative.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Other positions held are set out in the table below.

b)            Notional value, fair value, guarantees and sensitivity analysis for interest rate derivatives

	Notional value		Fair value
Statement of Financial Position	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Swaps (maturity in 2020)
Short position	USD 440	USD 460	(21)	(42)

Swaps (maturity in 2015)			(0.7)	(1)
Long position – Euribor	EUR 11	EUR 15	−	0.5
Short position – 4.19% Fixed rate	EUR 11	EUR 15	(0.7)	(1.5)

Total recognized in other assets and liabilities			(21.7)	(43)

Finance income and shareholders' equity	Jan-Sep/2013	Jan-Sep/2012
Gain / (Loss) recognized in profit or loss for the period	−	(0.7)
Gain / (Loss) recognized in other comprehensive income - shareholders' equity	0.4	(8)

Interest Rate Derivatives	Risk	Probable Scenario (*)	Stressed Scenario (∆ de 25%)	Stressed Scenario (∆ de 50%)
HEDGE (Derivative - Swap)	LIBOR decline	7	(1)	(1.3)
Debt	LIBOR increase	7	(1)	(1.3)
Net effect		14	(2)	(2.6)

HEDGE (Derivative - Swap)	Euribor decline	0.5	−	−
Debt	Euribor increase	0.5	−	−
Net effect		1	−	−

(*) The probable scenario was obtained based on LIBOR futures.

Margin is not required for the operations the Company has entered into, related to interest rate derivatives.

30.3.   Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras is a portion of its financial risk management, which is performed by the Company’s officers, under a corporate policy of risk management. The Credit Commissions are, each, composed of executive Managers for Risk Management, Finance and Commercial Department.

The purpose of the Credit Commissions is to analyze credit management issues, relating to granting and managing credit; to encourage integration between the units that compose the Credit Commissions; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of commercial and financial transactions, through an efficient credit analysis process and efficient credit granting and management processes.

The Company manages credit risk by applying quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio is much diversified and the credits granted are divided between clients from the domestic market and from foreign markets.

Credit granted to financial institutions is spread among the major international banks rated by the international rating agencies as Investment Grade and highly-rated Brazilian banks.

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative financial instruments outstanding.

30.4.   Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

The liquidity risk management policy adopted by the Company provides that the maturity of its debt continues to be lengthened, exploring the funding opportunities available in the domestic market and being significantly active in the international capital markets by broadening the investor’s base in fixed income.

Petrobras finances its working capital through a centralized cash management for the group and by assuming short-term debt, which is usually related to commercial transactions, such as export credit notes and advances on foreign exchange contracts. Investments in non-current assets are financed through long-term debt, such as bonds issued in the international market, funding from credit bureaus, financing and  pre-payment of exports, development banks in Brazil and abroad, and lines of credit with national and international commercial banks.

A maturity analysis of the long-term debt, including face value and interest payments is set out in the table below:

Maturity
2013	6,226
2014	8,786
2015	12,291
2016	15,569
2017	12,897
2018	18,936
2019 and thereafter	78,099
Balance at September 30, 2013	152,804
Balance at December 31, 2012	136,068

30.5.   Financial investments (derivative financial instruments)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indices of the assets that comprise the portfolios, and their purpose is to provide flexibility to the managers in their quest for efficiency in the management of short-term financial assets.

The market values of the derivatives held in the exclusive investment funds at September 30, 2013 are set out below:

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Contract	Number of Contracts (Thousands)	Notional value	Fair value	Maturity
Future DI (Interbank Deposit)			3	2013; 2014; 2015; 2016
Long position	9,192	373	−
Short position	(117,889)	(4,640)	3
DDI (Foreign Exchange Coupon) forward			0.4	2013 and 2014
Long position	209	10	−
Short position	(290)	(14)	0.4
U.S. dollar forward			(0.4)	2013
Long position	746	37	−
Short position	(280)	(14)	(0.4)

31.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts.

At September 30, 2013, the estimated fair value for the Company’s long term debt was US$ 106,667 and was computed based on the prevailing market rates for operations that have similar nature, maturity and risk to the contracts recognized and it may be compared to the carrying amount of US$ 104,258.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

	Fair value measured based on
	Prices quoted on active market (Level I)	Valuation technique supported by observable prices (Level II)	Valuation technique without use of observable prices (Level III)	Total fair value recorded
Assets
Marketable securities	8,328	−	−	8,328
Commodity derivatives	4.5	−	−	4.5
Foreign currency derivatives	−	35.9	−	35.9
Balance at September 30, 2013	8,332.5	35.9	−	8,368.4
Balance at December 31, 2012	10,463.5	76	36	10,575.5

Liabilities
Commodity derivatives	−	−	−	−
Interest derivatives	−	(21.7)	−	(21.7)
Balance at September 30, 2013	−	(21.7)	−	(21.7)
Balance at December 31, 2012	(62)	−	−	(62)

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

32.        Subsequent events

Libra block auction results

On October 21, 2013, the joint venture comprised of Petrobras (10%), Shell (20%), Total (20%), CNPC (10%) and CNOOC (10%) was the winner in the first Pre-Salt bidding round for the Libra block held by the Brazilian National Petroleum Agency - Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP). As a result of the bid, Petrobras’ definite interest in the joint venture will be 40%, with proportionate rights and obligations.

The exploration and production agreement for the block will be a production sharing agreement, as established by Law n. 12,351 enacted December 2010.

The winning consortium offered 41.65% of the profit oil for the Federal Government. A signature bonus in the amount of US$ 7 billion is to be paid in a single payment, US$ 3 billion of which payable by Petrobras, related to its share in the consortium.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

33.        Information Related to Guaranteed Securities Issued by Subsidiaries

33.1.   Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

33.2.   Petrobras International Finance Company – PiFCo

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities of Petrobras International Finance Company - PifCo, a 100-percent-owned subsidiary of Petrobras.

The following condensed consolidated financial information is provided for Petróleo Brasileiro S.A. – Petrobras, as guarantor, and for Petrobras International Finance Company – PifCo, as issuer, as an alternative to providing separate financial statements for the issuer in accordance with SEC Regulation SX 3-10 (c). The financial statements of Petrobras and PifCo are presented using the equity method of accounting for investments in subsidiaries.

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	09.30.2013
Consolidated Statement of Financial Position	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated
Assets
Current assets	52,342	4,042	48,595	(43,434)	61,545
Cash and cash equivalents	8,536	2,545	11,628	(5,063)	17,646
Marketable securities	15,312	39	367	(7,401)	8,317
Trade and other receivables	7,502	1	29,862	(27,715)	9,650
Inventories	12,388	−	3,728	(1,062)	15,054
Recoverable taxes	5,535	−	1,216	86	6,837
Advances to suppliers	535	−	73	−	608
Non-current assets held for sale	1,005	−	1,161	(219)	1,947
Others	1,529	35	560	(638)	1,486
Discontinued operations	−	1,422	−	(1,422)

Non-current assets	234,064	24,960	119,112	(99,575)	278,561
Long-term receivables
Trade receivables and loans	3,488	24,960	30,024	(54,075)	4,397
Marketable securities	115	−	7,141	(7,107)	149
Judicial deposits	2,225	−	476	(1)	2,700
Deferred taxes	6,474	−	2,297	649	9,420
Other tax assets	3,784	−	1,618	2	5,404
Advances to suppliers	1,028	−	2,413	−	3,441
Others	1,598	−	298	(87)	1,809

Investments	40,388	−	4,232	(37,846)	6,774
Property, plant and equipment, net	139,820	−	69,644	(1,102)	208,362
Intangible assets	35,144	−	969	(8)	36,105

Total assets	286,406	29,002	167,707	(143,009)	340,106

Liabilities
Current liabilities	42,669	860	17,881	(30,035)	31,375
Current debt	12,390	856	6,758	(11,865)	8,139
Trade payables	21,658	−	7,826	(17,863)	11,621
Taxes payable	4,200	−	765	−	4,965
Dividends payable	−	−	213	(213)	−
Employee compensation (payroll, profit sharing and related charges)	2,583	−	323	−	2,906
Pension and medical benefits	717	−	30	−	747
Non-current liabilities held for sale	110	−	347	−	457
Others	1,011	−	1,619	(90)	2,540
Discontinued operations	−	4	−	(4)	−

Non-current liabilities	90,682	28,335	97,693	(61,836)	154,874
Non-current debt	43,309	28,335	93,839	(61,225)	104,258
Deferred taxes	19,008	−	1,458	−	20,466
Pension and medical benefits	18,077	−	1,205	−	19,282
Provisions for legal proceedings	1,004	−	471	73	1,548
Provision for decomissioning cost	7,898	−	374	−	8,272
Others	1,386	−	346	(684)	1,048

Petrobras shareholder's equity	153,055	(193)	51,203	(51,010)	153,055

Non-controlling interests	−	−	930	(128)	802

Total liabilities and shareholder's equity	286,406	29,002	167,707	(143,009)	340,106

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2012
Consolidated Statement of Financial Position	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated
Assets
Current assets	47,077	1,797	36,292	(27,372)	57,794
Cash and cash equivalents	8,511	191	9,545	(4,727)	13,520
Marketable securities	11,441	−	3,391	(4,401)	10,431
Trade and other receivables	8,502	8	18,937	(16,348)	11,099
Inventories	12,189	−	3,237	(874)	14,552
Recoverable taxes	4,324	−	1,176	72	5,572
Advances to suppliers	823	−	104	−	927
Non-current assets held for sale	142	−	−	−	142
Others	1,145	177	(98)	327	1,551
Discontinued operations	−	1,421	−	(1,421)

Non-current assets	231,690	27,348	104,274	(86,452)	276,860
Long-term receivables
Trade receivables and loans	4,083	27,348	19,888	(46,878)	4,441
Marketable securities	141	−	4,429	(4,394)	176
Judicial deposits	2,288	−	409	(1)	2,696
Deferred taxes	6,126	−	1,797	612	8,535
Other tax assets	3,645	−	1,575	3	5,223
Advances to suppliers	1,011	−	2,145	−	3,156
Others	1,704	−	360	(177)	1,887

Investments	37,588	−	3,031	(34,513)	6,106
Property, plant and equipment, net	136,934	−	69,058	(1,091)	204,901
Intangible assets	38,170	−	1,582	(13)	39,739

Total assets	278,767	29,145	140,566	(113,824)	334,654

Liabilities
Current liabilities	33,276	2,683	17,040	(18,929)	34,070
Current debt	1,187	2,569	5,530	(1,807)	7,479
Trade payables	15,998	11	11,792	(15,677)	12,124
Taxes payable	5,147	−	981	−	6,128
Dividends payable	3,011	−	566	(566)	3,011
Employee compensation (payroll, profit sharing and related charges)	1,860	−	303	−	2,163
Pension and medical benefits	743	−	45	−	788
Non-current liabilities held for sale
Others	5,330	101	(2,177)	(877)	2,377
Discontinued operations		2	−	(2)

Non-current liabilities	84,920	27,720	80,760	(54,539)	138,861
Non-current debt	37,321	27,720	76,252	(52,809)	88,484
Deferred taxes	17,218	−	1,995	−	19,213
Pension and medical benefits	18,429	−	1,171	−	19,600
Provisions for legal proceedings	736	−	447	82	1,265
Provision for decomissioning cost	9,000	−	441	−	9,441
Others	2,216	−	454	(1,812)	858

Petrobras shareholder's equity	160,571	(1,258)	41,810	(40,552)	160,571

Non-controlling interests	−	−	956	196	1,152

Total liabilities and shareholder's equity	278,767	29,145	140,566	(113,824)	334,654

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	September 30, 2013
Consolidated Statement of Income	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated

Sales revenues	82,935	−	82,344	(59,410)	105,869
Third parties	43,662	−	62,207	−	105,869
Intercompany	39,273	−	20,137	(59,410)	−
Cost of sales	(64,351)	−	(71,877)	56,093	(80,135)
Gross profit	18,584	−	10,467	(3,317)	25,734

Income (expenses)
Selling expenses	(4,521)	−	(2,193)	3,080	(3,634)
General and Administrative expenses	(2,594)	(13)	(1,111)	5	(3,713)
Exploration costs	(2,072)	−	(121)	−	(2,193)
Research and development expenses	(858)	−	(24)	−	(882)
Other taxes	(114)	−	(291)	77	(328)
Other operating expenses, net	(2,799)	−	581	(64)	(2,282)
Net finance income (expense)	(160)	(450)	(1,307)	452	(1,465)
Share of profit of equity-accounted investments	4,691	−	652	(4,861)	482
Net income from discontinuing operations	−	−	−	−	−
Net income before income taxes	10,157	(463)	6,653	(4,628)	11,719

Income taxes	(1,823)	−	(1,403)	(276)	(3,502)

Net income (loss)	8,334	(463)	5,250	(4,904)	8,217

Net income (loss) attributable to:
Shareholders of Petrobras	8,334	(463)	5,162	(4,699)	8,334
Non-controlling interests	−	−	88	(205)	(117)
	8,334	(463)	5,250	(4,904)	8,217

	September 30, 2012
Consolidated Statement of Income	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated
Sales revenues	83,050	−	87,350	(61,957)	108,443
Third parties	51,065	−	57,378	−	108,443
Intercompany	31,985	−	29,972	(61,957)	−
Cost of sales	(62,869)	−	(76,160)	59,109	(79,920)
Gross profit	20,181	−	11,190	(2,848)	28,523

Income (expenses)
Selling expenses	(4,651)	−	(2,103)	2,978	(3,776)
General and Administrative expenses	(2,640)	(8)	(1,137)	17	(3,768)
Exploration costs	(2,752)	−	(197)	−	(2,949)
Research and development expenses	(794)	−	(7)	−	(801)
Other taxes	(119)	−	(215)	79	(255)
Other operating expenses, net	(3,177)	−	(324)	115	(3,386)
Net finance income (expense)	(823)	(353)	(1,475)	(630)	(3,281)
Share of profit of equity-accounted investments	3,489	−	172	(3,706)	(45)
Net income from discontinuing operations	−	6	−	(6)	−
Net income before income taxes	8,714	(355)	5,904	(4,001)	10,262

Income taxes	(1,443)	−	(1,554)	(107)	(3,104)
Net income (loss)	7,271	(355)	4,350	(4,108)	7,158

Net income (loss) attributable to:
Shareholders of Petrobras	7,271	(355)	4,252	(3,897)	7,271
Non-controlling interests	−	−	98	(211)	(113)
	7,271	(355)	4,350	(4,108)	7,158

Petróleo Brasileiro S.A. – Petrobras

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	September 30, 2013
Statement of cash flows	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated
Cash from operating activities – continuing operations	16,365	(948)	(512)	6,650	21,555
Cash from operating activities – discontinuing operations	−	3	−	(3)	−
Net cash provided by/(used in) operating activities	16,365	(945)	(512)	6,647	21,555

Cash flows from Investing activities
Investments in operating segments	(35,431)	−	477	5,960	(28,994)
Investments in Marketable securities	(4,124)	(38)	(520)	6,143	1,461
Net intercompany investing	−	2,681	−	(2,681)	−
Net cash provided by/(used in) investing activities	(39,555)	2,643	(43)	9,422	(27,533)

Cash flows from financing activities
Capital issuance	−	1,520	9,669	(11,189)	−
Acquisition of non-controlling interest	−	−	62	(160)	(98)
Proceeds from long-term financing	9,386	−	24,521	−	33,907
Intercompany Financing Proceeds (Payments)	30,044	(424)	(33,263)	3,643	−
Repayments	(14,783)	(440)	6,604	(11,266)	(19,885)
Dividends paid	(2,790)	−	(1,081)	1,216	(2,655)
Net cash provided by/(used in) financing activities	21,857	656	6,512	(17,756)	11,269

Effect of exchange rate changes on cash and cash equivalents	1,358	−	(3,874)	1,351	(1,165)
Net increase/ (decrease) in cash and cash equivalents in the period	25	2,354	2,083	(336)	4,126

Cash and cash equivalents at the beginning of the period	8,511	191	9,545	(4,727)	13,520
Cash and cash equivalents at the end of the period	8,536	2,545	11,628	(5,063)	17,646

	September 30, 2012
Statement of cash flows	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated
Cash from operating activities – continuing operations	16,758	(348)	5,699	104	22,213
Cash from operating activities – discontinuing operations	−	(50)	−	50	−
Net cash provided by/(used in) operating activities	16,758	(398)	5,699	154	22,213

Cash flows from Investing activities
Investments in operating segments	(26,683)	−	(7,264)	4,879	(29,068)
Investments in Marketable securities	2,235	5,169	(4,904)	(1,549)	951
Net intercompany investing	−	(13,500)	−	13,500	−
Net cash provided by/(used in) investing activities	(24,448)	(8,331)	(12,168)	16,830	(28,117)

Cash flows from financing activities
Capital issuance	−	−	4,584	(4,584)	−
Acquisition of non-controlling interest	−	−	−	48	48
Proceeds from long-term financing	−	−	18,857	−	18,857
Intercompany Financing Proceeds (Payments)	20,195	6,519	(8,664)	(18,050)	−
Repayments	(10,857)	(656)	(5,105)	3,715	(12,903)
Dividends paid	(3,272)	−	(871)	871	(3,272)
Net cash provided by/(used in) financing activities	6,066	5,863	8,801	(18,000)	2,730

Effect of exchange rate changes on cash and cash equivalents	(1,081)	−	(319)	383	(1,017)
Net increase/ (decrease) in cash and cash equivalents in the period	(2,705)	(2,866)	2,013	(633)	(4,191)

Cash and cash equivalents at the beginning of the period	10,053	4,087	9,426	(4,509)	19,057
Cash and cash equivalents at the end of the period	7,348	1,221	11,440	(5,143)	14,866

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.